Organigram Reports Third Quarter Fiscal 2023 Results

Year-to-date Canadian recreational business grew 10% versus prior year driven by continued focus on consumer-centric products and brands

Strategic investments in Phylos and Greentank strengthen Organigram’s position as an industry leader in cannabis innovation, solidifying long-term competitive advantage

HIGHLIGHTS

•Recreational net revenue was $92.5 million for the nine months ended May 31, 2023, an increase of $8.0 million over the same prior-year period
•Increased sequential net revenue from Canadian recreational business by 7% vs. Q2 driven by continued success in hash and rebound in flower
•Organigram regained the #3 position in May and held it through June with 6.7% national market share1
•Held the #1 position in milled flower, the #1 position in concentrates, and moved into the #2 position in gummies nationally in May1
•International sales for the first nine months of fiscal 2023 of $18.4 million exceeded the $9.5 million realized for the same prior-year period by 94%
•Completed first U.S. investment in Phylos Bioscience Inc. ("Phylos") to commercialize THCV and transition a portion of production capacity to more cost-effective and consistent seed-based production over time
•Completed investment in Green Tank Technologies Corp. ("Greentank") for initial exclusive access to new vapour heating technology
•Product Development Collaboration with BAT moving rapidly toward product commercialization
•SHRED brand is one of the largest cannabis brands in the Canadian market approaching $190 million in retail sales in the last 12-months2
•Successfully launched 28 SKUs in the quarter for a total of 127 in market
•Completed ramp up of SHRED X Rip Strip production and distribution to meet strong consumer demand
•Announced supply agreement with Sanity Group GmbH ("Sanity Group") to supply medical cannabis to the promising German market
•Strong balance sheet with $75 million in cash and negligible debt
TORONTO, ON, July 13, 2023 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the third quarter ended May 31, 2023 (“Q3 Fiscal 2023”). All financial information in this press release is expressed in thousands of Canadian dollars ("$"), except for references to $ millions.

“During the quarter, we continued to demonstrate our responsible leadership in the Canadian cannabis industry." said Beena Goldenberg, Chief Executive Officer. “We focused on the ongoing execution of our strategy of sustainable long-term growth by delivering disruptive consumer-focused innovations, while driving costs out of our operation and improving productivity. We are very pleased with the growth of our Canadian recreational business and our outlook moving into next year remains positive with the foundation now in place to deliver continued growth.”

In Q3, the Company observed the increasingly common practice of THC-inflation, what it believes to be the practice by some licensed producers of inflating THC values on their labels though selective
1 Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders, shipped sales data and provincial boards data)
2 Hifyre data extracted July 5, 2023

sampling and lab shopping. At the same time there is no standardized testing for cannabis potency regulated by Health Canada which has resulted in inconsistent practices designed to inflate THC potency. For example, in one large national retail chain, the total number of SKUs labelled 30%+ THC increased ten-fold since last year3. Organigram was disproportionately negatively impacted by THC-inflation this quarter due its strength in flower categories and this had a profound impact on the size of the impairment the Company took this quarter. Organigram remains confident that is has positioned itself for long term success through responsible capital stewardship, a commitment to efficient operations, and industry leading R&D bolstered by an impressive list of strategic partners who share Organigram's commitment to innovation.

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q3-2023	Q3-2022	% Change
Gross revenue	48,409	55,173	(12)%
Excise taxes	(15,624)	(17,058)	(8)%
Net revenue	32,785	38,115	(14)%
Cost of sales	32,289	29,440	10%
Gross margin before fair value changes to biological assets & inventories sold	496	8,675	(94)%
Realized fair value on inventories sold and other inventory charges	(13,588)	(7,386)	84%
Unrealized gain on changes in fair value of biological assets	8,395	6,353	32%
Gross margin	(4,697)	7,642	(161)%
Adjusted gross margin[1]	6,074	9,298	(35)%
Adjusted gross margin %[1]	19%	24%	(21)%
Selling (including marketing), general & administrative expenses[2]	19,033	17,469	9%
Net loss	(213,451)	(2,787)	7559%
Adjusted EBITDA[1]	(2,914)	583	(600)%
Net cash used in operating activities before working capital changes	(14,847)	(3,984)	273%
Net cash used in operating activities after working capital changes	(5,515)	(6,372)	(13)%
1 Adjusted gross margin, adjusted gross margin % and Adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Excluding non-cash share-based compensation.

Select Balance Sheet Metrics (in $000s)	MAY 31, 2023	AUGUST 31, 2022	% Change
Cash & short-term investments (excluding restricted cash)	52,735	98,607	(47)%
Biological assets & inventories	81,832	68,282	20%
Other current assets	45,829	54,734	(16)%
Accounts payable & accrued liabilities	34,349	40,864	(16)%
Current portion of long-term debt	80	80	—%
Working capital	140,626	166,338	(15)%
Property, plant & equipment	110,384	259,819	(58)%
Long-term debt	100	155	(35)%
Total assets	348,515	577,107	(40)%
Total liabilities	46,528	69,049	(33)%
Shareholders’ equity	301,987	508,058	(41)%

“Our results for the third quarter of Fiscal 2023 were impacted by a reduction in sales in two of our higher margin categories of international sales and ingestible extracts," added Derrick West, Chief Financial Officer. "Further, to address the impact of THC inflation, which forced us to adjust our pricing to remain competitive, we intentionally accelerated adjustments to growing conditions to increase whole flower THC levels to meet consumer demand. This temporarily reduced our flower yields, negatively impacting our margins on all flower categories. In the last month of the quarter, we returned to above average yields while maintaining increased whole flower THC levels. We believe that based on this progress we will return to positive Adjusted EBITDA in Q4 Fiscal 2023.”
3 Cabannalytics - Ontario Retail, Sept-April, 2023

Key Financial Results for the Third Quarter 2023

•Net revenue:
◦Compared to the prior period, net revenue decreased 14% to $32.8 million, from $38.1 million in Q3 Fiscal 2022. The decrease was primarily due to a reduction recreational flower sales.
•Cost of sales:
◦Q3 Fiscal 2023 cost of sales increased to $32.3 million, from $29.4 million in Q3 Fiscal 2022, primarily as a result of a $2.8 million net realizable value adjustment on low potency flower repurposed as inputs to Organigram's growing derivatives business and a $2.8 million provision for excess and unsaleable inventories.

•Gross margin before fair value changes to biological assets, inventories sold, and other charges:
◦Q3 Fiscal 2023 margin declined to $0.5 million from $8.7 million in Q3 Fiscal 2022, negatively impacted in the quarter by lower net revenue, and the $5.6 million in inventory provisions.

•Adjusted gross margin4:
◦Q3 Fiscal 2023 adjusted gross margin was $6.1 million, or 19% of net revenue, compared to $9.3 million, or 24%, in Q3 Fiscal 2022. The decline is attributable to lower net flower revenue, a higher cost of sales, and the impact due to the restriction of sale imposed by Health Canada on Edison JOLTS.

•Selling, general & administrative (SG&A) expenses:
◦Q3 fiscal 2023 SG&A expenses increased to $19.0 million from $17.5 million in Q3 Fiscal 2022. The increase in expenses was primarily due to higher audit and legal fees, and ERP implementation costs.

• Impairment Loss:
◦During Q3 Fiscal 2023, as a consequence of the Company's market capitalization trading significantly below its shareholders' equity, combined with the current quarter's operational results, management determined that there were economic indicators of impairment warranting a calculation of the recoverable amount of its assets.
◦The impairment test considers several factors including forecasted operational cash flows (net of tax impact), on-going investments into working capital and sustaining capital expenditures, post tax discount rates, terminal value growth rate and this analysis resulted in the recognition of an impairment loss of $191,242.
◦The loss was allocated to intangible assets and goodwill in the amount of $37,905 and $153,337 in relation to property, plant and equipment.
◦A meaningful contributing factor to the conditions that led to the quantum of the impairment charge related to the impact to flower sales and margins due to THC inflation. When considering the significant sales and margin that flower product categories (dried flower, milled flower, pre-rolls, IPR and international flower sales)
4 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.

contribute to Organigram's financial results, this was a key driver to the amount of the impairment loss.
◦Impairment losses recorded on the Company's property, plant, and equipment are expected to result in an approximate 5% improvement to the gross margin rate moving forward, controlling for other factors.

•Net loss:
◦Q3 Fiscal 2023 net loss was $213.5 million, compared to a net loss of $2.8 million in Q3 Fiscal 2022 as a result of the recorded impairment.

•Adjusted EBITDA5:
◦Q3 Fiscal 2023 Adjusted EBITDA was negative $2.9 million compared to $0.6 million Adjusted EBITDA in Q3 Fiscal 2022. The decline is primarily attributable to lower net flower revenue, lower adjusted gross margin, and higher SG&A expenses.

•Net cash used in operating activities before working capital changes:
◦Q3 Fiscal 2023 net cash used in operating activities was $5.5 million, compared to $6.4 million cash used in Q3 Fiscal 2022, which was primarily due to favorable changes in working capital, partially offset by lower adjusted EBITDA.

The following table reconciles the Company's Adjusted EBITDA to net loss.

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q3-2023	Q3-2022
Net (loss) income as reported	$(213,451)	$(2,787)
Add/(Deduct):
Financing costs, net of investment income	(903)	(234)
Income tax expense (recovery)	(1,302)	308
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	6,975	6,515
Impairment of intangible assets	37,905	—
Impairment of property, plant and equipment	153,337	—
Share of loss from investments in associates and impairment loss from loan receivable	287	193
Unrealized loss (gain) on changes in fair value of contingent consideration	(2,892)	(3,422)
Realized fair value on inventories sold and other inventory charges	13,588	7,386
Unrealized (gain) loss on change in fair value of biological assets	(8,395)	(6,353)
Share-based compensation (per statement of cash flows)	1,325	761
COVID-19 related charges, net of government subsidies and insurance recoveries	—	(335)
Legal provisions (recoveries)	—	(310)
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities	(1,322)	(5,904)
Incremental fair value component of inventories sold from acquisitions	—	700
ERP implementation costs	2,561	1,410
Transaction costs	538	1,424
Provisions (recoveries) and impairment of inventories and biological assets and provisions of inventory to net realizable value	5,578	(77)
Research and development expenditures, net of depreciation	3,257	1,308
Adjusted EBITDA	$(2,914)	$583

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:
5 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q3-2023	Q3-2022
Net revenue	$32,785	$38,115
Cost of sales before adjustments	26,711	28,817
Adjusted gross margin	6,074	9,298
Adjusted gross margin %	19%	24%
Less:
Write-offs and impairment of inventories and biological assets	2,823	(83)
Provisions to net realizable value	2,755	6
Incremental fair value component on inventories sold from acquisitions	—	700
Gross margin before fair value adjustments	496	8,675
Gross margin % (before fair value adjustments)	2%	23%
Add:
Realized fair value on inventories sold and other inventory charges	(13,588)	(7,386)
Unrealized gain on changes in fair value of biological assets	8,395	6,353
Gross margin	(4,697)	7,642
Gross margin %	(14)%	20%

Canadian Recreational Market Introduction Highlights

As an industry leader and pure-play cannabis company, Organigram remains committed to delivering consumer focused innovations and products to the Canadian market. Q3 Fiscal 2023 saw the introduction of a record-breaking 28 new SKUs to the market for Organigram.

SHRED X Rip Strip Hash
•SHRED X Rip Strips, launched on February 27, 2023, delivers hash to a new generation of consumers with 10 pre-cut, botanical terpene-infused hash Rip Strips that can be easily rolled into any joint.

SHRED'ems Grapple Juice Gummies
•Grapple Juice gummies are vegan-friendly indica gummies with a mouthwatering grape and apple medley. Each pack contains 4 gummies, infused with 2.5 mg of THC and 2.5 mg of CBG.

Holy Mountain GMO Tropical Reign (28g)
•Organigram has introduced one of its newest high THC cultivars, Tropical Reign, in large format 28g bags, under its Holy Mountain brand. Tropic Reign THC levels are testing as high as 27.6%.

Edison Limelight x Cobra Milk Combo Pack
•Cobra Milk is a new high potency cultivar from Organigram. This product combines Cobra Milk and Limelight pinners in a combo pack for consumers who value quality and variety.

Holy Mountain Live Resin Vapes
•Pure live resin vape carts in a 510 format to capture the flower’s sweet, earthy and floral aromas.

SHRED X Heavies Infused Pre-Rolls
•Currently Canada's most potent infused pre-rolls clocking in at over 40% THC, infused with botanical terpenes, diamonds, and distillate

Research and Product Development

Product Development Collaboration ("PDC") and Centre of Excellence ("CoE")
•Both the PDC and Organigram's commercial business are seeing significant benefits both from a scientific development standpoint and in terms of revenue driving commercial capability. The in house extraction laboratory capabilities have resulted in imminent commercialization of high potency THCV extract derived from exclusive whole plant THCV flower, followed by THCV isolate for use in Organigram's portfolio later this summer.
•Organigram has been able to test and learn about the inclusion of several minor cannabinoids, which has allowed it to expand into more complex minor cannabinoid stacks across several brand portfolios in the Company's high speed, high throughput Winnipeg Facility. The focus in all facilities has been rapid transfer from R&D to commercial process to allow Organigram to fine tune manufacturing operations in real time.
•The PDC is in late stage development of a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions which are planned to be used alone, and in combination across the Organigram portfolio of products.
•The broad focus messaged previously has been the development of improved cannabinoid delivery, rapid and predictable onset and products that target and satisfy a range of mood states. For ingestible innovations, Organigram is currently beginning recruitment for clinical studies after completing the initial research and development, so that the Company can quantify and substantiate the benefit of these innovations in a clinical setting. Moving to clinical studies has been a key and significant milestone in the development journey, and will provide a broad and robust dataset validating our development so far allowing Organigram to complete a number of work streams.
•Included in these clinical studies will be an ingestible beverage format, with the inclusion of Organigram's emulsion innovation. This is an exciting development for Organigram, as the Company plans to enter the beverages category via a test launch in the near future.
•Extensive evaluation of novel vape formulation aerosols versus existing inhalation products in the category has been completed. The supporting scientific data provides an industry leading vapour data set that will serve as part of a foundation for future development activities, including consumer safety, product quality and performance.
•In the ingestibles space Organigram has completed and optimized its in-house emulsions designed for improved bioavailability and faster onset, and these are currently going through pre-clinical validation studies.
•Organigram is aiming to test and learn this technology via a small market launch in New Brunswick this fall and will be leading with an easy to understand and consumer relevant functional claim relating to onset that the Company believes will provide a significant consumer benefit. The manufacturing trials of this nano-emulsion-based gummy are already complete in our Winnipeg facility as Organigram is now moving to large-scale runability trials to allow for appropriate stability and validation prior to test launch.
•The Biolab is continuing the development of genetic toolboxes for research of key cannabis traits, which will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing plant portfolio and long term growing strategies. Immediate discovery has yielded early stage gender typing capability and the Company is moving towards identification of disease markers in the Cannabis plant with the goal of helping accelerate rapid screening programs and continue optimizing the quality and viability of Organigram flower.

Strategic Investment in Greentank
•On March 31, 2023, Organigram announced that it had entered into a product purchase agreement (the "Purchase Agreement") with Greentank a leading vaporization technology company and a subscription agreement with Greentank's parent company, Weekend Holdings Corp. ("WHC"). The Purchase Agreement provides Organigram with an exclusivity period in Canada for the new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram. Under the terms of the subscription agreement, Organigram has subscribed for preferred shares for an aggregate subscription price of US$4.0 million representing an approximate 2.6% interest in WHC. Organigram’s investment combined with the Purchase Agreement is expected to transform the Company's current and future vapour hardware lineup across its portfolio of recreational brands. The exclusivity period is until that date which is 18-months from the date of Organigram’s initial shipment of Greentank’s 510 vape cartridges to the Ontario Cannabis Retail Corporation and March 31, 2024 in the case of non-510 vapes.

Strategic Investment in Phylos Bioscience
•On May 25, 2023, Organigram announced its first strategic U.S. investment in Phylos, a cannabis genetics company and provider of production ready seeds, based in Portland, Oregon, to initiate a wide-ranging technical and commercial relationship in Canada. Under the terms of the agreement, Organigram will advance up to US $8 million to Phylos in three tranches structured as a convertible loan. Organigram advanced Phylos an initial US $3.25 million on the initial closing date of the agreement with a commitment to fund up to an additional US $4.75 million over two tranches within 12 and 24 months from the initial closing date, upon the completion of certain milestones. This innovation relationship is expected to further support Organigram’s industry leading cultivation efforts in Canada with patent-pending foundational technologies and genetics that will support the Company's commercialization efforts of THCV, a novel minor cannabinoid, and propel Organigram's initiative to begin converting a portion of its cultivation space to seed based production, which is anticipated to drive cost savings and yield more consistent and robust cultivars.

International

•In Q3 Fiscal 2023, the Company reported international shipments totaling $1.7 million to Australia.
•In May 2023, the Company signed an agreement with Sanity Group to supply medical cannabis to the German market.
•Recent political changes and cannabis election ballot initiatives for both medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) remain difficult to predict. In addition to its recent investment in U.S. domiciled Phylos, the Company continues to monitor and develop a potential U.S. entry strategy that could include THC, CBD and other minor cannabinoids. The Company continues to monitor recreational legalization opportunities in European jurisdictions with a particular focus on German opportunities based on the size of the addressable market and recent regulatory changes.

Liquidity and Capital Resources

•On May 31, 2023, the Company had unrestricted cash of $53 million and restricted cash of $22 million for a total of $75 million. During the fiscal year the Company utilized cash for capital expenditures of $22 million, investments of $11 million in Greentank and Phylos, and $5 million in working capital changes.
•For Fiscal 2023 the Company had approximately $10 million in remaining capex committed to the three facilities.
•Organigram believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term.

Capital Structure

in $000s	MAY 31, 2023	AUGUST 31, 2022
Current and long-term debt	180	235
Shareholders’ equity	301,987	508,058
Total debt and shareholders’ equity	302,167	508,293
in 000s
Outstanding common shares	321,970	313,816
Options	11,737	11,051
Warrants	16,944	16,944
Top-up rights	8,274	7,590
Restricted share units	3,618	2,346
Performance share units	1,065	265
Total fully-diluted shares	363,608	352,012

Outstanding basic and fully diluted share count as at July 13, 2023 is as follows6:

in 000s	JULY 13, 2023
Outstanding common shares	80,499
Options	2,917
Warrants	4,236
Top-up rights	2,061
Restricted share units	896
Performance share units	263
Total fully-diluted shares	90,872

Outlook7

The following outlook provides a description of management's expectations regarding the Company's Q4 Fiscal 2023 performance and may not be appropriate for other purposes. Actual results may vary based on a variety of factors. See "Cautionary Note Regarding Forward-Looking Statements" in this press release.

Net revenue
•Organigram currently expects Q4 Fiscal 2023 net revenue to be higher than that of Q3 Fiscal 2023. This expectation is largely due to growth OF the Company's expanded product line across multiple categories, with a heavy focus on infused and tube-style pre-rolls.

Adjusted gross margins8
•The Company expects to have adjusted gross margins increase in Q4, 2023, with cost savings initiatives realized, improved throughput from automation, and increased flower yields.
6 The number of common shares, options, warrants, top-up rights, restricted share units and performance share units outstanding of the Company as at July 13, 2023 is adjusted to reflect the share consolidation at a ratio of four (4) pre-consolidation common shares for every post-consolidation common share which took effect on July 5, 2023.
7 The disclosure in this section is subject to the risk factors referenced in the “Risk Factors” section of the Company’s Q3 Fiscal 2023 MD&A, which is available on SEDAR under the Company's profile at www.sedar.com, and has been furnished to the United States Securities and Exchange Commission on Form 6-K and is available on EDGAR on www.sec.gov. Without limiting the generality of the foregoing, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of fourth quarter performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward-looking information except as required by applicable law. See "Cautionary Note Regarding Forward Looking Statements" in this press release.
8 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.

•Organigram has identified sales mix opportunities including increasing sales from the higher-margin province of Quebec, and increased sales from higher-margin derivative products.

Adjusted EBITDA9
•The Company expects to achieve positive Adjusted EBITDA in Q4 Fiscal 2023.

Cash flow
•While the Company expects to resume generating positive Adjusted EBITDA, periods when the Company achieves significant increases to sales will result in increases to receivables and this will negatively impact cash from operating activities. The Company forecasts a remaining cash capex spend of approximately $10 million for Fiscal 2023 and if completed as planned during Fiscal 2023, the Company expects to generate positive free cash flows ("FCF") by the end of calendar 202310.

Third Quarter Fiscal 2023 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    July 14, 2023
Time:    8:00 am Eastern Time
To register for the conference call, please use this link:
https://conferencingportals.com/event/RUyBPhzX

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/444750435

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin, adjusted gross margin %, Adjusted EBITDA and free cash flow) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of
9 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.
10 Free cash flow is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information..

performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss from investments in associates and impairment loss from loan receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research & development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions to net realizable value of inventories; COVID-19 related charges; government subsidies; legal provisions; incremental fair value component of inventories sold from acquisitions; transaction costs; and share issuance costs. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility and equipment, most of which is related to non-cash depreciation expense.

Adjusted gross margin % is a non-IFRS measure that the Company calculates by dividing adjusted gross margin by net revenue.

Management believes that this adjusted gross margin and adjusted gross margin % both provide useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to Adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 4 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold and beginning on page 5 of this press release is a reconciliation to such measure.

Free cash flows is a non-IFRS financial performance measure that deducts capital expenditures from net cash provided by operating activities. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flows is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Free cash flows is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc. and Laurentian Organic Inc. licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, Adjusted EBITDA and net revenue in Fiscal 2023 and beyond, the Company's ability to generate consistent free cash flow from operations, expectations regarding cultivation capacity, the Company’s plans and objectives including around the CoE and the Company's Bio Lab facility, availability and sources of any future financing, expectations regarding the impact of COVID-19, availability of cost efficiency opportunities, the increase in the number of retail stores, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms including by EIC and Laurentian; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to Canndoc Ltd., Cannatrek Ltd., Medcan and Sanity Group GmbH; expectations around federal legalization of cannabis in the U.S., statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: the heightened uncertainty as a result of COVID-19, including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; timing for federal legalization of cannabis in the U.S. and changing regulatory conditions; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; timing of new retail store openings being inconsistent with preliminary expectations; changes in governmental plans including those related to methods of distribution and timing and launch of retail stores; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated July 13, 2023 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Paolo De Luca, Chief Strategy Officer
paolo.deluca@organigram.ca